

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2014

Via E-mail
Oeshadebie Toelaram-Waterford
Chief Executive Officer
Trimax Consulting, Inc.
319 S. Robertson Blvd., 2nd Floor
Beverly Hills, CA 90211

      **Re:    Trimax Consulting, Inc.**
                **Registration Statement on Form S-1**
                **Filed November 18, 2014**
                **File No. 333-200344**

Dear Ms. Toelaram-Waterford:

      We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include page numbers throughout your filing and revise the table of contents accordingly.

2. It appears that you are a shell company as defined in Rule 405 of Regulation C, because you have nominal operations and total assets consisting solely of cash and cash equivalents.  Please revise your disclosure throughout to account for the implications of being designated a shell company.  Alternatively, please explain why you are not a shell company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

4.  Please revise your disclosure throughout to reconcile discrepancies regarding your estimated costs of registering these shares and being a public company.  For example only, you include a risk factor that you estimate future legal and accounting costs associated with being a public company will be $20,000, while in your Liquidity and Capital Resources disclosure you estimate that your yearly accounting costs will be $15,000 and your yearly legal costs will be $10,000.

Prospectus Cover Page

5.  Please limit your prospectus cover page to one page.  Refer to Item 501(b) of Regulation S-K for guidance.

Summary Information

6.  We note your disclosure that in no event will you extend the offering beyond October 31, 2014.  Please revise.

Summary Financial Information

7.  It appears that a portion of this disclosure is missing.  Please advise or revise.

Risk Factors

8.  We note your disclosure that you may need additional financing after the initial twelve month period.  Please include a risk factor discussing the risks of a potential lack of sources of additional financing.

Business Operations

9.  Please fill in the blank in the second paragraph under this heading.  It appears that this information is available.

Revenues

10. Please tell us whether Innovation Consulting International, LLC is a related party.  Also, clarify the monthly fee with this customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

11. Please revise your MD&A section to expand your description of the company's plan of operation as required by Item 101(a)(2) of Regulation S-K.  Provide additional details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the

expected sources of such funding.  Please explain how the company intends to meet each of the milestones if it cannot receive funding.  See Item 101(a)(2) of Regulation S-K.

Results of Operations

12. Your statement that you have "meaningfully commenced business operations" is inconsistent with your disclosure in Note 9 that you have no operating history.  Please revise.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations

Liquidity and Capital Resources

13. The first paragraph under this heading references "available capital reserves of the Company".  However, it appears that you have no capital reserves.  Please advise.

14. It appears that your current ratio and debt/equity have not been calculated as you indicate in this section.  Please revise your disclosure or advise us as to how you determined these amounts.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

15. This disclosure does not seem to relate to your business.  Please revise your revenue recognition policy disclosure to reflect the types of revenues/contracts discussed in the Business Operations and Summary Information sections of this Form S-1.

Organization and Offering Expenses

16. It appears that organization and offering expenses represent all of your expenses to date.  Please clarify to us how you are able to generate revenues without incurring any related expenses.

Exhibit Index

17. Please list the Consulting Engagement Agreement in your exhibit index with an exhibit number.

Exhibits

Exhibit 3.1

18. We note that you have included a copy of your certificate of incorporation instead of your articles of incorporation. Please revise to include a copy of your articles of incorporation. Refer to Item 601 of Regulation S-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Adam S. Tracy, Esq.